Exhibit 1

Buenos Aires, May 12, 2016

Sirs

ARGENTINE SECURITIES AND EXCHANGE

COMMISSION

BUENOS AIRES

STOCK EXCHANGE OF

Current

Ref.: Material fact. Acquisition of Petrobras Participaciones S.L., which owns 67.1933% of the capital stock and voting rights of Petrobras Argentina S.A.

Of my consideration:

I am writing to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires), in my capacity of Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) and in connection with the material facts published on April 2, 2016, on April 8, 2016 and on May 2, 2016, to inform that the Board of Directors of the Company and the Board of Directors of Petróleo Brasileiro S.A. (“Petrobras Brazil”) have approved the final terms and conditions for the acquisition by Pampa of the totality of the shares of Petrobras Participaciones S.L., which owns 67.1933% of capital and votes of Petrobras Argentina S.A. (“Petrobras Argentina”) (hereinafter, the “Transaction”).

Therefore, the Board of Directors of the Company approved that Pampa, as buyer, and Petrobras International Braspetro B.V., a subsidiary of Petrobras Brazil and owner of 100% of the capital stock of Petrobras Participaciones SL, as seller, enter into a sale and purchase agreement governing the Transaction (“Sale and Purchase Agreement” or “SPA” and, together with its schedules and ancillary documents, the “Transaction Documents”).

Consequently, the Company reports that, subject to the terms and conditions set forth in the Transaction Documents:

  Pampa will acquire all of the shares of Petrobras Participaciones S.L., company which owns 67.1933% of capital stock and voting rights of Petrobras Argentina, upon satisfaction of the conditions precedent for closing of the Transaction (the “Closing”).

  The base price of the Transaction is US$892,000,000 (the “Base Price”) (representing a value of US$1,327,000,000 for 100% of the shares of Petrobras Argentina). The Base Price is subject to adjustments that have been agreed among the parties and that the Company believe not to be material. At signing of the SPA, Pampa will deposit 20% of the Base Price in an escrow account held with Citibank, N.A.

  Pampa will fund the final Transaction price with a combination of the following: (i) own resources using (a) cash at hand of up to US$220,000,000 and (b) up to US$250,000,000 from the sale of 50% of the direct interest and/or the final benefit of the share capital and voting rights of Compañía de Inversiones en Energía S.A. (CIESA), the parent company of Transportadora de Gas del Sur S.A., which sale shall be completed prior to Closing of the Transaction; (ii) bank financing of up to US$700,000,000; (iii) private financing of up to US$225,000,000; and (iv) financing to be provided by a vehicle controlled by the controlling shareholders of the Company of up to US$150,000,000. The latter transaction, as a related party transaction, was considered by the Audit Committee of the Company so as to give its opinion under the terms of Article 72 of Law No. 26,831. After its review, the Committee considered that the operation is reasonably framed within normal and usual market conditions.

  In addition, Pampa's board of directors approved that, after Closing of the Transaction and subject to the approval of the board of Petrobras Argentina, Petrobras Argentina, YPF S.A. (“YPF”) and Petrobras Brazil shall enter into an ambitious investment plan. Consequently, as part of the Transaction, Petrobras Brazil has agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 33.6% of the rights and obligations of the Río Neuquén concession area, and the assets related to such interests, for an amount of US$72,000,000, which is in line with the valuation reports submitted to the board by Citigroup Global Markets Inc. and Gaffney, Cline & Associates, a renowned international consulting firm specializing in the valuation of assets and oil companies. Likewise, YPF shall acquire the remaining 33.33% for the same valuation set forth above.

  Also as part of the Transaction, and subject to the approval of the board of Petrobras Argentina, Pampa and Petrobras Brazil have agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina – Bolivian Branch and Yacimientos Petrolíferos Fiscales Bolivianos, in relation to the Colpa and Caranda areas in Bolivia, subject to government approvals in Bolivia. This asset has a negative value of US$ 20,000,000, in line with the valuation of the area made by Citigroup Global Markets Inc. Consequently, the net amount to be paid by Petrobras Brazil for the acquisition of the Río Neuquén are referred to in item 4 above and for the rights and obligations of the Colpa and Caranda Operating Agreement shall be US$52,000,000.

  Finally, prior to Closing of the Transaction, the Company will launch a mandatory cash tender offer for the shares of Petrobras Argentina (the “Cash Offer”) in accordance with the provisions of the Argentine capital markets law (Ley de Mercado de Capitales) and the regulations of the Argentine Securities and Exchange Commission (the “CNV”) relating to mandatory tender offers in case of change of control and indirect acquisition.  The Cash Offer will be conditional upon approval of the CNV and Closing of the Transaction. Pursuant to item 3 above, the Company has the required source of funds to carry out the Transaction and the Cash Offer. In addition, the board informs that the Company is also evaluating the alternative of, simultaneously with the launching of the Cash Offer, launch a voluntary exchange offer to exchange shares of the Company for shares of Petrobras Argentina (the “Exchange Offer”), which shall also be subject to the approval of the CNV and Closing of the Transaction. Both the Cash Offer and the Exchange Offer, as well as the call for the shareholders’ meeting to deliberate on the corresponding capital increase, will be promptly submitted for approval of the board of the Company and reported to the market, in accordance with the requirements established in the Argentine Capital market law (Ley de Mercado de Capitales), the CNV regulations and applicable US laws and regulations.

  Finally, with the purpose of disclosing all material information, the board of the Company informs that it is currently evaluating the possibility of, upon Closing of the Transaction and completion of the Cash Offer and Exchange Offer, merging the Company with Petrobras Argentina, being Pampa the surviving entity, which, after thorough analysis, shall be submitted for the approval of the boards and shareholders' of both companies.

Very truly yours,

Gerardo Paz

Head of Market Relations